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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           WHOLE FOODS MARKET, INC.
                           ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    966837106
                                 --------------
                                 (CUSIP Number)


                             George P. Stamas, Esq.
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037
                             ----------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

            (Date of Event which Requires Filing of this Statement)

                                August 30, 1996
                                ---------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


 CUSIP NO.     966837106                                      PAGE 2 OF 14 PAGES
           -----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carlyle-FFM Partners, L.P.  54-1693785

- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             688,794

      NUMBER OF          -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
      REPORTING              688,794
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        688,794

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.60%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 3 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carlyle-FFM Partners II, L.P.   54-1693782

- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO

- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             385,079

      NUMBER OF          -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
      REPORTING              385,079
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        385,079

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.01%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 4 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carlyle-FFM Partners III, L.P.    54-1693784

- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             54,692

      NUMBER OF          -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
      REPORTING              54,692
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,692

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.29%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 5 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carlyle-FFM Investors, L.P.
- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands, British West Indies
- --------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              100,486

       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER
       REPORTING              100,486
         PERSON
          WITH           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        100,486

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.53%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

           PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 6 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carlyle-FFM Partners VI, L.P.

- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- --------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              219,055

       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER
       REPORTING              219,055
         PERSON
          WITH           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        219,055

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.14%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

           PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 7 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CG-FFM Management, L.P.    54-1693781

- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- --------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              1,448,106

       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER
       REPORTING              1,448,106
         PERSON
          WITH           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,448,106

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.57%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

           PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 8 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TC Group, L.L.C.  54-1686957

- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /

- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- --------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                1,453,928

       NUMBER OF         -------------------------------------------------------
         SHARES          8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH           9      SOLE DISPOSITIVE POWER
       REPORTING                1,453,928
         PERSON
          WITH           -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,453,928

- --------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       / /

- --------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.60%

- --------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

           OO (limited liability company)
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D


 CUSIP NO.    966837106                                       PAGE 9 OF 14 PAGES
           ----------------

- --------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCG Holdings, L.L.C.   54-1686011

- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

            OO
- --------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              1,453,928

       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY         -------------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER
       REPORTING              1,453,928
         PERSON
          WITH           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,453,928

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      / /

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.60%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            OO (limited liability company)
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                                             Page 10 of 14 Pages


           This Schedule 13D is filed by and on behalf of Carlyle-FFM Partners, L.P., Carlyle-FFM Partners II, L.P., Carlyle-FFM Partners III, L.P., Carlyle-FFM Investors, L.P., Carlyle-FFM Partners VI, L.P., CG FFM Management, L.P., TC Group, L.L.C., and TCG Holdings, L.L.C. (collectively the "Reporting Persons"). As described more fully in Item 4 below, the Reporting Persons are filing this
Schedule 13D pursuant to Rule 13d-1(a) as a result of the merger between Fresh Fields Markets, Inc. ("FFM"), a Delaware corporation, and Whole Foods Market, Inc., a Texas corporation (the "Issuer"), pursuant to which the capital stock of FFM was converted into shares of common stock of the Issuer.

ITEM 1.    SECURITY AND ISSUER.

           This Schedule 13D relates to shares of common stock, no par value (the "Common Stock") of the Issuer. The principal executive office and mailing address of the Issuer is 601 N. Lamar, Suite 300, Austin, Texas 78703.

ITEM 2.    IDENTITY AND BACKGROUND.

           Each of Carlyle-FFM Partners, L.P., Carlyle-FFM Partners II, L.P., Carlyle-FFM Partners III, L.P., and Carlyle-FFM Partners VI, L.P. (collectively with Carlyle-FFM Investors, L.P., the "Partnerships") is a limited partnership whose principal business is investing in securities and whose principal office is: c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. Carlyle-FFM Investors, L.P. is a limited partnership whose principal business is investing in securities and whose principal office is: c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. CG FFM Management, L.P., whose principal office is: c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, is the general partner of each of the Partnerships other than Carlyle-FFM Investors, L.P. TC Group, L.L.C. is the general partner of CG FFM Management, L.P. and Carlyle-FFM Investors, L.P. The managing member of TC Group, L.L.C. is TCG Holdings, L.L.C. The principal office of both TC Group, L.L.C. and TCG Holdings, L.L.C. is: c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

           The names of the managing members of TCG Holdings, L.L.C., their business addresses, citizenship and principal occupation are as follows:

           Name and Office Held                   Business Address                                             Citizenship
           --------------------                   ----------------                                             ------------
           William E. Conway, Jr.,                c/o The Carlyle Group, 1001                                      USA
           Executive Vice President               Pennsylvania Avenue, N.W., Suite 220,
           and Managing Director                  Washington, D.C. 20004-2505

           Daniel A. D'Aniello,                   c/o The Carlyle Group, 1001                                      USA
           Executive Vice President               Pennsylvania Avenue, N.W., Suite 220,
           and Managing Director                  Washington, D.C. 20004-2505

           Frank C. Carlucci III                  c/o The Carlyle Group, 1001                                      USA
           Chairman                               Pennsylvania Avenue, N.W., Suite 220,
           and Managing Director                  Washington, D.C. 20004-2505

           James A. Baker III                     c/o The Carlyle Group, 1001                                      USA
           Senior Counsellor                      Pennsylvania Avenue, N.W., Suite 220,
           and Managing Director                  Washington, D.C.  20004-2505

           Richard G. Darman                      c/o The Carlyle Group, 1001                                      USA
           Executive Vice President               Pennsylvania Avenue, N.W., Suite 220,
           and Managing Director                  Washington, D.C. 20004-2505

           David M. Rubenstein,                   c/o The Carlyle Group, 1001                                      USA
           President and                          Pennsylvania Avenue, N.W., Suite 220,
           Managing Director                      Washington, D.C. 20004-2505



                                     * * *

           To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                                             Page 11 of 14 Pages


           The Common Stock acquired by the Reporting Persons was acquired pursuant to a merger between FFM and the Issuer in which all of Reporting Persons' shares of FFM capital stock were converted into Common Stock.


ITEM 4.    PURPOSE OF TRANSACTION.

           As explained in Item 3, the shares of Common Stock were acquired by the Reporting Persons as a result of a merger between FFM and the Issuer. The plan of merger was approved by the shareholders of FFM (including the Reporting Persons) by written consent. As a result of transactions contemplated by the merger agreement, one person designated by the Reporting Persons (Mr. David Dupree, a managing director of TC Group, L.L.C.) has been appointed to the board of directors of the Issuer.

           The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, such Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

           Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a), (b) See pages 2-8 of this Schedule 13D. The managing members of TCG Holdings, L.L.C. may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by TCG Holdings, L.L.C. Such individuals disclaim any such beneficial ownership.

           (c) Except for the acquisition by merger described in Item 4, the Reporting Persons have engaged in no transaction involving the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement

           (d) Not applicable.

           (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Pusuant to the terms of the Merger Agreement by and among the Issuer, Whole Foods Market Mid-Atlantic, Inc., a Delaware corporation wholly owned by the Issuer, and FFM, dated as of June 17, 1996 (the "Merger Agreement"), and letters dated as of August 30, 1996, the Partnerships have agreed not to sell, transfer or otherwise dispose of any shares of the Common Stock of the Issuer, issued pursuant to the merger between FFM and the Issuer, that are held by the Partnerships or their affiliates as of the closing date of the merger or any shares of the Common Stock of the Issuer that are acquired by the Partnerships or their affiliates after the date of the merger pursuant to the exercise of stock options (such shares being collectively referred to as the "Restricted Shares") (1) except in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder and (2) until such time as financial results covering at least 30 days of combined operations of the Issuer and FFM have been published.

           Pursuant to the terms of the Merger Agreement and the Registration Rights Agreement by and among the Issuer, the Partnerships, and certain of the FFM shareholders associated with Goldman, Sachs & Co. and Tiger Management Corp., commencing 90 days after the effective date of the merger, parties to the Merger Agreement who hold at least 800,000 shares of Common Stock received in connection with the merger have the right to require the Issuer, at its expense (other than underwriting discounts and selling commissions), to file a registration statement with the Securities and Exchange Commission under the Securities Act covering all or part of their shares of Common Stock in order to permit such persons to resell their respective shares. The Issuer's obligation under the terms of the Registration Rights Agreement is limited to three demand registrations. The agreement also gives each of the parties and all other former FFM shareholders, warrant holders and certain option holders unlimited "piggyback" registration rights, subject to customary underwriters' outs and carve-backs.

           In addition, the Partnerships, GS Capital Partners, L.P., Stone Street Fund 1992, L.P., Stone Street Fund 1993, L.P., Bridge Street Fund 1992, L.P., Bridge Street Fund 1993, L.P., Lynx Capital, L.P., Lynx Oversees Capital, L.P., Puma, L.P., and Steven F. Mandel, Jr., shareholders of FFM who collectively held approximately 67% of the FFM shares on a fully diluted basis prior to the merger, have agreed with the Issuer not to acquire or assist, advise or encourage any other persons in acquiring, directly or

                                                             Page 12 of 14 Pages

indirectly, control of the Issuer or any of the Issuer's securities (other than the Issuer's shares exchanged pursuant to the merger), businesses or assets for a period of three years, without the prior consent of the Issuer.

           FFM has agreed in the Merger Agreement to indemnify the Issuer from certain specified damages and losses incurred by the Issuer. In order to secure the indemnification obligation of FFM under the Merger Agreement, the actual number of shares of the Issuer issued or reserved under the Merger Agreement to the holders of FFM shares is subject to the requirement that 5% of the shares being issued be placed in escrow and used to satisfy any claims made by the Issuer, pursuant to the terms of the Merger Agreement and the Escrow Agreement, dated August 30, 1996, among the Issuer, GS Capital Partners, L.P. and Texas Commerce Bank, N.A., as escrow agent (the "Escrow Agent"). The Escrow Agent will hold the escrowed shares for twelve months from the date of the effective time of the merger.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit A -- Joint Filing Undertaking.

                                                             Page 13 of 14 Pages


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 9, 1996

CARLYLE-FFM PARTNERS, L.P.                                      CARLYLE-FFM PARTNERS II, L.P.

By: CG-FFM MANAGEMENT, L.P., its General Partner                By: CG-FFM MANAGEMENT, L.P., its General Partner

    By: TC GROUP, L.L.C., its General Partner                       By: TC GROUP, L.L.C., its General Partner


        By:     /s/ David W. Dupree                                     By:     /s/ David W. Dupree
                ------------------------                                        ------------------------
                Name:  David Dupree                                             Name:  David Dupree
                Title: Managing Director                                        Title: Managing Director





CARLYLE-FFM PARTNERS III, L.P.                                  CARLYLE-FFM INVESTORS, L.P.

By: CG-FFM MANAGEMENT, L.P., its General Partner                By: TC GROUP, L.L.C., its General Partner

    By: TC GROUP, L.L.C., its General Partner
                                                                     By:      /s/ David W. Dupree
                                                                              -------------------------
        By:     /s/ David W. Dupree                                           Name:  David Dupree
                ------------------------                                      Title: Managing Director
                Name:  David Dupree
                Title: Managing Director






CARLYLE-FFM PARTNERS VI, L.P.                                   TC GROUP, L.L.C.

By: CG-FFM MANAGEMENT, L.P., its General Partner                By: TCG HOLDINGS, L.L.C., its Managing Member

    By: TC GROUP, L.L.C., its General Partner
                                                                    By:     /s/ David W. Dupree
                                                                            -----------------------
                                                                            Name:  David Dupree
        By:     /s/ David W. Dupree                                         Title: Vice President
                ------------------------
                Name:  David Dupree
                Title: Managing Director



                                                                TCG HOLDINGS, L.L.C.


                                                                By:      /s/ David W. Dupree
                                                                         ----------------------
                                                                         Name:  David Dupree
                                                                         Title: Vice President

                                                             Page 14 of 14 Pages

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

    September 9, 1996


CARLYLE-FFM PARTNERS, L.P.                                      CARLYLE-FFM PARTNERS II, L.P.

By: CG-FFM MANAGEMENT, L.P., its General Partner                By: CG-FFM MANAGEMENT, L.P., its General Partner

    By: TC GROUP, L.L.C., its General Partner                       By: TC GROUP, L.L.C., its General Partner


        By:     /s/ David W. Dupree                                     By:     /s/ David W. Dupree
                ------------------------                                        ------------------------
                Name:  David Dupree                                             Name:  David Dupree
                Title: Managing Director                                        Title: Managing Director



CARLYLE-FFM PARTNERS III, L.P.                                  CARLYLE-FFM INVESTORS, L.P.

By: CG-FFM MANAGEMENT, L.P., its General Partner                By: TC GROUP, L.L.C., its General Partner

    By: TC GROUP, L.L.C., its General Partner
                                                                    By:      /s/ David W. Dupree
                                                                             ------------------------
        By:     /s/ David W. Dupree                                          Name:  David Dupree
                ------------------------                                     Title: Managing Director
                Name:  David Dupree
                Title: Managing Director





CARLYLE-FFM PARTNERS VI, L.P.                                   TC GROUP, L.L.C.

By: CG-FFM MANAGEMENT, L.P., its General Partner                By: TCG HOLDINGS, L.L.C., its Managing Member

    By: TC GROUP, L.L.C., its General Partner
                                                                    By:     /s/ David W. Dupree
                                                                            ---------------------
                                                                            Name:  David Dupree
        By:     /s/ David W. Dupree                                         Title: Vice President
                -------------------------
                Name:  David Dupree
                Title: Managing Director



                                                                TCG HOLDINGS, L.L.C.


                                                                By:      /s/ David W. Dupree
                                                                         ----------------------
                                                                         Name:  David Dupree
                                                                         Title: Vice President